UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
MANCAN Wine, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Ohio

    Date of organization
    November 7, 2014

Physical address of issuer
1455 W. 29th Street, Cleveland, OH 44113

Website of issuer
https://www.mancanwine.com

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$551,302.61	$524,833.00
Cash & Cash Equivalents	$332,942.39	$271,317.99
Accounts Receivable	$9,644.02	$25,135.27
Short-term Debt	$486,492.74	$97,904.10
Long-term Debt	$506,232.72	$488,487.75
Revenues/Sales	$561,322.22	$392,422.68
Cost of Goods Sold	$313,602.84	$238,544.98
Taxes Paid	$0.00	$0.00
Net Income	-$554,755.19	-$755,142.72

April 28, 2020

FORM C-AR

MANCAN Wine, LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by MANCAN Wine, LLC, a Ohio limited liability company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at thecut.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current

reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

MANCAN Wine, LLC (the "Company") is a Ohio Limited Liability Company, formed on November 7, 2014. The Company is currently also conducting business under the name of dba, Firehouse Can Co.

The Company is located at 1455 W. 29th Street, Cleveland, OH 44113.

The Company's website is https://www.mancanwine.com.

The Business

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on H. Fisk Biggar and Graham Veysey who are President and CEO of the Company, repsectively. The Company has or intends to enter into employment agreements with H. Fisk Biggar and Graham Veysey although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of H. Fisk Biggar and Graham Veysey or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are heavily dependent on our distributors.
In the United States where substantially all of our wine is sold, we sell wine to independent distributors for distribution to on-premise locations such as bars, restaurants and sports venues, and for distribution to off-premise retail locations such as grocery and specialty stores. Although we currently have a large network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing wine brands, as well as national wine brands, and are to varying degrees influenced by their continued business relationships with other wine makers. Our independent distributors may be influenced by a large winery, particularly if they rely on that winery for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.
Under most of these state laws, distribution agreements for beer can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beer supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the financial stability of distributors on which we rely.

Federal, state and local laws and regulations govern the production and distribution of beer and spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our winery, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement

weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Historical revenue is very lump month to month.

This lumpiness in revenue may lead to uncertainty in predicting future revenue. This may further exasperate any cash constraints the Company faces now or in the future.

MANCAN Wine faces competition from other companies in the canned wine space.

Existing companies that engage in the canned wine business or are within the beverage space could introduce new or enhance existing products. If the Company is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact MANCAN's growth.

MANCAN anticipates heavily increasing its burn rate from ~$20K to ~$120K, largely to fund marketing.

If the Company is unable to meet its projected revenue targets this elevated spend may quickly reduce the Company's runway.

The Company owes over $400,000 in debt to the founders and entities affiliated with the founders.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

MANCAN Wine, LLC is a sells and markets branded canned wine product to wholesalers and retailers throughout the United States.

_____

Business Plan

Our business model relies on the continued growth and success of existing brands and products, as well as the creation of new products. The markets and industry segments in which we offer our products are highly competitive. We utilize our marketing and online presence to win with consumers at the 'zero moment of truth' - when they are searching for information about a brand or product. We work collaboratively with our customers to improve the in-store presence of our products and win the 'first moment of truth' - when a consumer is shopping in the store. We must also win the 'second moment of truth' - when a consumer uses the product, evaluates how well it met his or her expectations and decides whether it was a good value. We believe we must continue to provide new, innovative products and branding to the consumer in order to grow our business. Research and product development activities, designed to enable sustained organic growth, carry a high priority. While many of the benefits from these efforts will not be realized until future years, we believe these activities demonstrate our commitment to future growth.', 'We develop and distribute our [name/describe product(s)] to serve diverse audiences worldwide. We manage our brands with creativity, expertise and discipline to produce and distribute entertainment experiences across a wide variety of media platforms and engage consumers in many facets of their lives. With a strategic focus on content, we aim to: * expand, enhance and evolve our brands by creating and acquiring popular content and other interactive experiences, building new networks and digital properties and innovating in other forms of entertainment; * foster a creative, dynamic and diverse corporate culture that reflects the diverse audiences we serve and strengthens our position as a leader; * deepen our connection with audiences by investing wisely in content that fits our core businesses and brand portfolios and resonates with targeted audiences; * fuel organic growth by developing products with local and regional appeal; * drive efficiencies, execute strategies and maintain a strong financial position through operational discipline; and * generate significant long-term value for our stockholders.

The Company's Products and/or Services

Product / Service	Description	Current Market
MANCAN Wine	MANCAN Wine produces high quality wine in a can. We were deliberately non-varietal and non-vintage, instead opting for a universally drinkable wine that can deliver an identical flavor profile year after year. We have a simple lineup of red, white, and "fizzy" wine	US wine drinkers.

		and will be adding a rose as well.	

In 2020 we plan on launching our second brand Graham + Fisk's Wine-In-A-Can. These will be in smaller, 250mL cans.

MANCAN Wine is distributed across the country via the three-tiered alcohol distribution system.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known national wine brands. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. We believe the brand we've built as the first exclusively wine in a can company and our vessel sizes position us well in the canned wine market.

Customer Base

Our customers are primarily millennial wine drinkers.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4871578	IC 033: Wine	MANCAN	August 15, 2014	December 15, 2015	USA

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1455 W. 29th Street, Cleveland, OH 44113

The Company has the following additional addresses: We lease warehouse space in CA for our finished product: Valley Wine Warehouse 175 Tower Road, American Canyon, CA 94503.

The Company conducts business in Arizona, California, Colorado, Florida, Georgia, Iowa, Illinois, Indiana, Louisianna, Maine, Massachusetts, Michigan, Texas, Vermont, Virginia, and Wisconsin.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Hamilton F. Biggar

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President - January 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CFO - MANCAN Wine - January 2015 - Present VP Corporate Development and GM Whim Travels - The Quintess Collection - January 2016 - September 2016 Director of Channel Sales - The Quintess Collection - November 2012 - January 2016

Name

Graham Veysey

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO - September 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO - MANCAN Wine - September 2015 - Present Principal - North Water Partners - January 2009 - Present

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Hamilton F. Biggar

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President - January 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CFO - MANCAN Wine - January 2015 - Present VP Corporate Development and GM Whim Travels - The Quintess Collection - January 2016 - September 2016 Director of Channel Sales - The Quintess Collection - November 2012 - January 2016

Name

Graham Veysey

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO - September 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO - MANCAN Wine - September 2015 - Present Principal - North Water Partners - January 2009 - Present

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Ohio law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross

negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in Ohio.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class D LLC/Membership Interests
Amount outstanding	558,154
Voting Rights	NA
Anti-Dilution Rights	Preemptive Rights

Type of security	Class A LLC/Membership Interests
Amount outstanding	828,942
Voting Rights	NA
Anti-Dilution Rights	Preemptive Rights

Type of security	Crowd Convertible Notes
Amount outstanding	425,837
Voting Rights	NA
Anti-Dilution Rights	NA

The Company has the following debt outstanding:

Type of debt	Promissory Notes
Name of creditor	Graham Veysey
Amount outstanding	$250,000.00
Interest rate and payment schedule	0%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	February 1, 2020
Other material terms	N/A

Type of debt	Promissory Notes
Name of creditor	Hamilton Biggar
Amount outstanding	$50,000.00
Interest rate and payment schedule	0%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	February 1, 2020
Other material terms	N/A

Type of debt	Promissory Notes
Name of creditor	NWP
Amount outstanding	$62,235.00
Interest rate and payment schedule	0%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	None
Other material terms	N/A

Type of debt	Promissory Notes
Name of creditor	OCF
Amount outstanding	$19,200.00
Interest rate and payment schedule	0%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	None
Other material terms	N/A

The total amount of outstanding debt of the company is $992,725.46.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests	395	$778,942.00	Inventory, SGA	January 1, 2017	Section 4(a)(2)
LLC/Membership Interests	142	$250,000.00	Marketing	August 1, 2018	Section 4(a)(2)
Crowd Notes	NA	$425,837.75	Inventory, SGA, Marketing	January 17, 2018	Regulation CF

Ownership

A majority of the Company is owned by the two founders: Fisk Biggar and Graham Veysey.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Graham Veysey	33.5%
Fisk Biggar	24.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We generate substantially all of our revenue from our wine products. For the year ended December 31, 2019, we recorded revenue of $561,322, and net loss of $554,755. For the year ended December 31, 2018, we recorded revenue of $392,422, and net loss of $755,142. We are continuing to see growing demand from retailers for our category of products resulting in expanded placements with key retail partners. Our advertising and marketing expense has increased significantly during the past two years. Advertising includes paid social/digital ads (i.e. Twitter, Facebook, Google) and radio spots. Marketing expenses include trade shows, sponsorships (events), tasting labor, POS equipment, SWAG, and sample billbacks.

_____

Liquidity and Capital Resources

On January 17, 2020 the Company conducted an offering pursuant to Regulation CF and raised $425,837.75.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Graham Veysey
Relationship to the Company	Founder
Total amount of money involved	$328,053.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	Loan proceeds
Description of the transaction	Founder loan.

Related Person/Entity	Hamilton Biggar
Relationship to the Company	Member
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	Loan proceeds
Description of the transaction	Founder Loan

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Graham Veysey
(Signature)

Graham Veysey
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Graham Veysey
(Signature)

Graham Veysey
(Name)

CEO
(Title)

4/28/2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Graham Veysey, being the founder of MANCAN Wine, LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Graham Veysey
(Signature)

Graham Veysey
(Name)

CEO
(Title)

4/28/2020
(Date)

EXHIBIT A
Financials Statements

MANCAN WINE LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL	
	AS OF DEC 31, 2019	AS OF DEC 31, 2018 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Petty Cash Account	250,000.00	0.00
US Bank Checking Account	82,942.39	271,317.99
Total Bank Accounts	**$332,942.39**	**$271,317.99**
Accounts Receivable		
Accounts Receivable	9,644.02	25,135.27
Total Accounts Receivable	**$9,644.02**	**$25,135.27**
Other Current Assets		
Inventory Asset	109,607.92	71,276.50
Inventory-WIP	26,416.04	75,828.00
Total Inventory Asset	**136,023.96**	**147,104.50**
Payroll Refunds	0.00	0.00
Total Other Current Assets	**$136,023.96**	**$147,104.50**
Total Current Assets	**$478,610.37**	**$443,557.76**
Fixed Assets		
Accumulated Depreciation	-32,661.00	-30,119.00
Automobiles & Trucks	8,711.92	8,711.92
Computer & Office Equipment	654.45	654.45
Machinery & Equipment	21,826.03	21,826.03
Promotional Asset	6,732.08	6,732.08
Total Fixed Assets	**$5,263.48**	**$7,805.48**
Other Assets		
Accumulated Amortization	-23,188.00	-17,147.00
Investment Fees	56,290.20	56,290.20
Start-Up Costs	34,326.56	34,326.56
Total Other Assets	**$67,428.76**	**$73,469.76**
TOTAL ASSETS	**$551,302.61**	**$524,833.00**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	25,489.89	16,548.31
Total Accounts Payable	**$25,489.89**	**$16,548.31**
Credit Cards		
Credit Card	19,015.11	13,730.33
Total Credit Cards	**$19,015.11**	**$13,730.33**

MANCAN WINE LLC

BALANCE SHEET
As of December 31, 2019

	TOTAL	
	AS OF DEC 31, 2019	AS OF DEC 31, 2018 (PY)
Other Current Liabilities		
Accrued Preferred Return	103,074.00	38,416.00
Direct Deposit Payable	0.00	0.00
Loan - Grammar Properties	250,000.00	
Loan - Hingetown	-3,400.00	-3,400.00
Loan - OCF	19,200.00	9,600.00
Loan- NWP	62,235.03	17,038.00
Loan- Striebinger	0.00	0.00
Payroll Liabilities		
CA SUI / ETT	0.00	0.00
CO Income Tax	0.00	
CO Local Tax	0.00	
CO Unemployment Tax	0.00	0.00
Federal Taxes (941/944)	6,849.32	2,571.10
Federal Unemployment (940)	283.03	168.00
Medical Mutual	0.00	0.00
OH Income Tax	786.05	1,057.82
OH Local Tax	629.10	263.84
OH Unemployment Tax	756.21	110.70
Pre-Tax HSA	1,575.00	1,800.00
Prepaid Payroll	0.00	0.00
Total Payroll Liabilities	**10,878.71**	**5,971.46**
Total Other Current Liabilities	**$441,987.74**	**$67,625.46**
Total Current Liabilities	**$486,492.74**	**$97,904.10**
Long-Term Liabilities		
Convertible-Seed Inv.	17,119.73	16,239.08
Loan Neistat	55,357.03	52,730.00
New Direction IRA	243,093.00	230,591.67
R Smalley	99,301.93	94,195.00
Schullman	55,176.03	52,547.00
Total Convertible-Seed Inv.	**470,047.72**	**446,302.75**
Deferred Comp-Officer	36,185.00	42,185.00
Total Long-Term Liabilities	**$506,232.72**	**$488,487.75**
Total Liabilities	**$992,725.46**	**$586,391.85**

MANCAN WINE LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL	
	AS OF DEC 31, 2019	AS OF DEC 31, 2018 (PY)
Equity		
Opening Balance Equity	0.00	0.00
Partner's Equity		
Founders Equity		
Biggar Equity	-12,345.77	-12,345.77
GFV Equity	-3,384.23	-3,384.23
M. Clark Equity	-28,683.00	-28,683.00
Total Founders Equity	**-44,413.00**	**-44,413.00**
Series A Partners		
A. Shorts	10,000.00	10,000.00
C. Chen	25,000.00	25,000.00
Camco	260,000.00	145,000.00
Hariss	10,000.00	
J Vaught	25,000.00	25,000.00
J. Anderson	50,000.00	50,000.00
J. Feighan	50,000.00	50,000.00
JHAC	500,000.00	500,000.00
R. Adler	25,000.00	25,000.00
Sheahan	23,942.19	
Smalley Trust	50,000.00	50,000.00
Wang	50,000.00	
Total Series A Partners	**1,078,942.19**	**880,000.00**
Series D Conversion		
N/P Sheahan	53,333.00	53,333.00
N/P Shields	10,708.00	10,708.00
N/P-Celeste	25,823.00	25,823.00
N/P-Michael Veysey	84,333.00	84,333.00
N/P-Smalley	53,333.00	53,333.00
N/P-Smalley Trust	53,333.00	53,333.00
Total Series D Conversion	**280,863.00**	**280,863.00**
Total Partner's Equity	**1,315,392.19**	**1,116,450.00**
Retained Earnings	-1,202,059.85	-422,866.13
Net Income	-554,755.19	-755,142.72
Total Equity	**$ -441,422.85**	**$ -61,558.85**
TOTAL LIABILITIES AND EQUITY	**$551,302.61**	**$524,833.00**

MANCAN WINE LLC

PROFIT AND LOSS
January - December 2019

	TOTAL	
	JAN - DEC 2019	**JAN - DEC 2018 (PY)**
Income		
Sales	472,780.85	372,462.09
Online Income	72,512.20	
Case	6,453.17	10,637.07
Four Packs		2,959.85
Merchandise		46.00
Total Online Income	**78,965.37**	**13,642.92**
Total Sales	**551,746.22**	**386,105.01**
Shipping Income	9,576.00	6,317.67
Total Income	**$561,322.22**	**$392,422.68**
Cost of Goods Sold		
Cost Of Goods Sold	298,304.61	223,974.74
Inventory Shrinkage	9,492.96	13,438.79
Merchant Fees	5,805.27	1,131.45
Total Cost of Goods Sold	**$313,602.84**	**$238,544.98**
GROSS PROFIT	**$247,719.38**	**$153,877.70**
Expenses		
Advertising Expense	-18,063.35	3,695.40
Marketing Expense	292,261.45	465,197.46
Total Advertising Expense	**274,198.10**	**468,892.86**
Auto/Truck Expense	1,550.33	
Gas	478.67	120.46
Mileage	10,537.29	6,965.86
Parking	158.18	14.00
Registration & License		211.00
Total Auto/Truck Expense	**12,724.47**	**7,311.32**
Bank Charges	1,060.43	1,048.06
Business License & Fees	8,653.68	10,863.53
Consulting Fees	15,000.00	36,000.00
Sales Commission (outside reps)	3,359.04	4,434.41
Total Consulting Fees	**18,359.04**	**40,434.41**
Dues and Subscriptions	1,294.26	271.29
Insurance	9,410.00	9,083.15
Worker's Compensation	2,056.24	3,160.77
Total Insurance	**11,466.24**	**12,243.92**
Meals And Entertainment	2,473.47	566.70
Office Supplies	1,906.04	994.99
Outbound Shipping	81,046.69	36,753.92

MANCAN WINE LLC

PROFIT AND LOSS
January - December 2019

	TOTAL	
	JAN - DEC 2019	JAN - DEC 2018 (PY)
Payroll Expenses	-121.20	55,823.00
Taxes	16,627.07	10,936.09
Wages	185,735.19	129,336.61
Total Payroll Expenses	**202,241.06**	**196,095.70**
Postage and Delivery	1,005.20	393.22
Professional Development	82.46	616.90
Professional Fees	4,401.61	126.00
Accounting Fees	6,598.44	4,838.61
Legal Fees	1,643.75	4,305.00
Total Professional Fees	**12,643.80**	**9,269.61**
Rent	9,600.00	9,600.00
Storage	39,956.50	21,507.81
Supplies		13.49
Taxes - Other	2,312.05	1,600.00
Telephone	1,960.37	1,232.39
Travel	18,341.21	18,752.16
Total Expenses	**$701,325.07**	**$838,462.28**
NET OPERATING INCOME	$ -453,605.69	$ -684,584.58
Other Expenses		
Amortization Exp.	6,041.00	6,041.00
Depreciation	2,542.00	3,166.00
Interest Expense	88,402.97	58,707.00
Finance Charges	4,163.53	2,644.14
Total Interest Expense	**92,566.50**	**61,351.14**
Total Other Expenses	**$101,149.50**	**$70,558.14**
NET OTHER INCOME	$ -101,149.50	$ -70,558.14
NET INCOME	$ -554,755.19	$ -755,142.72